Mirae Asset Discovery Funds

1350 Avenue of the Americas, 33rd Fl.

New York, NY  10019

March 2, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549-8626

Attn:   Sheila Stout

RE:

Mirae Asset Discovery Funds (the “Registrant”) (SEC File Nos. 811-22406 and 333-166018) SEC Accounting Comments

Dear Ms. Stout:

This letter responds to your comments conveyed by telephone on February 2, 2015.

Annual Report on Form N-CSR dated April 30, 2014 (the “Annual Report”)

1.

Comment:  In the Schedule of Investments, when preferred stocks are reported, please include the dividend rate, if any.

Response:  Of the three international preferred stocks owned at April 30, 2014, none included a specified dividend rate. Going forward, Registrant will include disclosure of a preferred stock’s dividend rate, if any, in the Schedule of Investments to comply with this request.

2.

Comment:  In the Notes to the Financial Statements, Note 2 states that “[t]he Funds consider all unpledged temporary cash investments with a maturity date at the time of purchase of three months or less to be cash equivalents.”  If cash equivalents include any securities such as Treasury Bills or Treasury Notes, they should be included as investments in the Statement of Assets and Liabilities and the Schedule of Investments.

Response:  The cash equivalents balances at April 31, 2014 did not include any securities such as Treasury Bills or Notes. Going forward, Registrant will remove the sentence within Note 2 which makes reference to this policy and, if such securities are owned, will disclose them as investments in the Statement of Assets and Liabilities and the Schedule of Investments to comply with this request.

3.

Comment:  In the Statement of Operations, the line item “Net realized gains (losses) on investments and foreign currency transactions” should be bifurcated to show realized gains (losses) on investments and realized gains (losses) on foreign currency transactions.  Please create a separate line item as required by Regulation S-X, Rule 6-07 Section 7.

Response:  As described in Note 2, “Foreign Currency Transactions,” the Registrant does not isolate that portion of the results of operations resulting from changes in foreign exchange rates from those resulting from changes in market values of financial instruments.  Accordingly, foreign currency gains and losses realized in connection with investment activity were included with realized gains and losses associated with changes in market value.  Global Dynamic Bond Fund had activity in non-security investments (futures contracts) during the period and, in accordance with Regulation S-X, Rule 6-07, Section 7(a)(3), separately disclosed realized losses related to such activity in the Statement of Operations.  The remaining Funds in the Registrant did not have activity in investments other than securities, such as foreign currency contracts and, accordingly, did not provide separate disclosure of related realized gains and losses.  Registrant confirms that going forward the realized gains (losses) on investments and the realized gains (losses) on foreign currency transactions not related to purchases and sales of investment securities will be shown in separate lines, as applicable.

March 2, 2015

4.

Comment:  The Report of Independent Registered Public Accounting Firm (“Audit Opinion”) filed in the Form N-CSR contains a confirmation as of April 30, 2013 that should be stated as of April 30, 2014.  Please re-file Form N-CSR with an Audit Opinion containing the correct reference and updated officer certifications.

Response:  Registrant filed an amended Form N-CSR for the reporting period ending April 30, 2014 with the requested updates on February 24, 2015.

In connection with responding to comments from the Securities and Exchange Commission, the Registrant acknowledges that:  (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration.  I can be reached at 212-205-8349 with any questions you may have.

Very truly yours,

/s/ Thomas N. Calabria

Thomas N. Calabria

Chief Compliance Officer

Mirae Asset Global Investments (USA) LLC

cc:

Peter Graham

Laurin Blumenthal Kleiman, Esq.